ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Rollover Choice^{SM} Variable Annuity

**Supplement dated August 20, 2007 to the Contract Prospectus and
Statement of Additional Information, each dated April 30, 2007, as amended**

This supplement updates certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus and SAI for future reference.

1. Effective August 20, 2007, ING Davis Venture Value Portfolio will change its name to ING Davis New York Venture Portfolio. Accordingly, effective August 20, 2007, all references to ING Davis Venture Value Portfolio in the Contract Prospectus are deleted and replaced with ING Davis New York Venture Portfolio.

2. Effective July 30, 2007, the National Association of Securities Dealers, Inc. (NASD) was consolidated into the Financial Industry Regulatory Authority (FINRA). Accordingly, all references in your Contract Prospectus and SAI to the National Association of Securities Dealers, Inc. and NASD are deleted and replaced with the Financial Industry Regulatory Authority and FINRA, respectively.